EXHIBIT 19.1
Pegasystems Inc.
Insider Trading Policy

Department: Legal
Owner: General Counsel and Chief Compliance Officer
Version: V4.3
Effective: 9/19/2002
Last Reviewed: 12/10/2024
Last Revised: 12/10/2024
Last Approved: 12/27/2024
Reviewed: Annually

OBJECTIVE

Pegasystems has established this Insider Trading Policy (this “Policy”) to promote compliance by its Staff (as defined below) with federal, state, and foreign securities laws prohibiting insider trading. This Policy does not replace each person’s individual responsibility to understand and comply with the legal prohibition of insider trading.
Trading in a company’s securities while in possession of material non-public information regarding that company, commonly called “insider trading,” is illegal. Anyone who commits insider trading can be criminally prosecuted and required to pay substantial fines. Pegasystems is committed to preventing insider trading by its Staff.

The U.S. Securities and Exchange Commission (“SEC”) and other regulators aggressively investigate and prosecute people that commit insider trading or tip material non-public information about a company to others who may commit insider trading on the basis of that information. These regulators use sophisticated computer-assisted enforcement techniques to monitor trading activity and automatically detect unusual trading in a company’s stock, even in small amounts. The odds that unlawful trading will be detected are far greater than is commonly realized. Given the seriousness of insider trading violations, this Policy goes beyond the legal requirements in some areas, as an additional precaution.

SCOPE

This Policy applies to all Directors, Officers, employees, and contractors (together, “Staff”) of Pegasystems Inc. and its subsidiaries (together, “Pegasystems” or the “Company”). The term “Staff” also includes (i) the spouse, immediate family members, others sharing the Staff member’s household and outside family members subject to the influence of a Staff member or who may consult with a Staff member before trading in securities subject to this Policy (collectively “Family Members”), regardless of whether the Staff member is aware of trading conducted by these persons and regardless of whether the Staff member derives any benefit from the trading actions of these persons and (ii) any entities that any Staff or Family Member influences or controls, including corporations, partnerships or trusts, and transactions by any such entity will be treated for the purposes of this Policy and applicable securities laws as if they were made for the account of the applicable Staff member.

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POLICY
1.No Trading When Aware of Material, Nonpublic Information. Staff who are aware of Material Nonpublic Information must not buy, sell, or otherwise engage in transactions in the Company’s securities (including derivative securities), directly or through others.

2.No Trading During “Blackout” Periods. As an additional precaution, Staff must not buy or sell Company securities, directly or through others, during the last two weeks of each fiscal quarter and continuing until one full business day after the public release of the Company’s financial results for that quarter, or during any other trading “blackout” period that the Company may impose on a Staff member as a result of that Staff member’s access to Material Nonpublic Information.

3.No Short Sales or Hedging Activities. Staff must not trade in Company securities in the form of a short sale, put, call, straddle, prepaid variable forward, equity swap, exchange fund or through any other similar security or transaction that would permit Staff to own Company securities without the full risks and rewards of ownership.

4.No Tipping or Misappropriation. Staff must not communicate or “tip” Material Nonpublic Information involving the Company to any third party ("tippee"), or misappropriate any Material Nonpublic Information regarding the Company to which they were not entitled to have access. This includes communications or tips to tippees made at social, business or other gatherings outside Pegasystems’ workplace.

5.No Improper Trading in Stock of Other Companies. In addition, Staff who, in the course of working for or on behalf of the Company, learn of Material Nonpublic Information about any other company, including a customer or supplier of the Company, must not trade in that company’s securities, directly or through other persons or entities, until the information becomes public or is no longer material.

6.    Bona Fide Gifts. Bona fide gifts are not transactions subject to this Policy, unless the Staff person making the gift has reason to believe that the recipient intends to sell the Company securities while the Staff person making the gift is aware of material non-public information or during a blackout period.

Transactions that Staff may believe are necessary or justifiable for independent reasons (such as the need to raise money for an emergency) are not excluded from this Policy. The securities laws do not recognize such mitigating circumstances, and even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to high standards of conduct.

Certain Exceptions

1.Permitted Transactions. This Policy generally does not apply to the following transactions in Pegasystems securities:
•Exercise of Pegasystems stock options by paying the full exercise price in cash, provided that no shares of common stock received upon such exercise may be sold (including through any broker-assisted cashless exercise) except in compliance with this Policy, whether to fund the exercise, pay taxes or otherwise;
•Automatic “sell to cover” transactions conducted by Pegasystems’ Equity Administrator and mandated by Pegasystems’ election under one or more of its equity incentive compensation plans to require the satisfaction of tax withholding obligations in connection with the vesting of a Staff’s restricted stock units (whether performance or time-based) to be funded by such sell to cover transactions;
•Ongoing investments under the Employee Stock Purchase Plan pursuant to existing investment elections; or
•Buying or selling investments in publicly traded mutual funds.

2.Rule 10b5-1 Plans. The trading blackout and trade pre-clearance requirements under this Policy do not apply to purchases or sales of Pegasystems securities made pursuant to a previously established and approved “Rule 10b5-1 plan.” Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Act"), provides an affirmative defense from insider trading liability to the extent a plan meets certain conditions specified in Rule 10b5-1. Any Staff who wish to enter into a Rule 10b5-1 plan must contact the General Counsel for pre-clearance.

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To be pre-cleared by the General Counsel, a Rule 10b5-1 plan must comply with both the requirements of Rule 10b5-1 and the following guidelines:
•The Rule 10b5-1 plan can only be established or amended at a time when the Staff does not possess material nonpublic information about Pegasystems;
•The Rule 10b5-1 plan cannot be established or amended during a trading blackout period;
•The Rule 10b5-1 plan must include a “cooling off period” between establishment or modification and a transaction under that plan.
oFor Staff that are Directors or Officers within the meaning of Section 16 of the Exchange Act, the “cooling off period” is the later of (i) 90 days following establishment or modification of the Rule 10b5-1 plan and (ii) two business days following disclosure in the Form 10-K or Form 10-Q filed by Pegasystems disclosing the Pegasystems financial results for the period in which the plan was established or modified, in all cases subject to maximum “cooling off period” of 120 days.
oFor other Staff, the “cooling off period” is 30 days following establishment or modification of the Rule 10b5-1 plan.
oConsistent with guidance from the SEC, for this limited purpose it will not be considered a modification of a Rule 10b5-1 plan if the modification does not change the sales or purchase prices or price ranges, the amount of securities to be sold or purchased, or the timing of transactions under a Rule 10b5-1 plan;
•Other than in limited circumstances as approved by the Chief Compliance Officer or a person designated by the Chief Compliance Officer, Staff may not at any one time have more than one Rule 10b5-1 plan that covers all or a portion of the same time period. For clarity, this policy does not limit the ability of a Staff who adopts a Rule 10b5-1 plan from engaging in the permitted transactions specified in the preceding section; nor would it impact the automatic “sell to cover” transactions that may be conducted by Pegasystems’ Equity Administrator and mandated by Pegasystems’ election, as outlined above;
•Staff may not adopt more than one Rule 10b5-1 plan in any consecutive 12 month period that is a single-trade plan or is designed to effect the purchase and sale as a single transaction and which has the practical effect of requiring such a result;
•The Rule 10b5-1 plan must comply with any additional guidelines established by the Chief Compliance Officer from time to time, which will be made available upon request; and
•The Rule 10b5-1 plan cannot be established or amended without the prior written pre-clearance of the Chief Compliance Officer or a person designated by the Chief Compliance Officer; and
•The Rule 10b5-1 plan cannot be terminated without prior written notice to the Chief Compliance Officer or a person designated by the Chief Compliance Officer.

Please note that the pre-clearance of a Rule 10b5-1 plan by the Chief Compliance Officer in no way guarantees compliance with Rule 10b5-1 or reduces or eliminates any obligation by Staff to comply with the U.S. securities laws, including the reporting and short-swing trading provisions under Section 16 of the Exchange Act. If any questions arise, Staff should consult with their own counsel when implementing a Rule 10b5-1 plan.

Policy Violations, Disciplinary Actions
Violation of this Policy or securities laws is grounds for immediate disciplinary action, up to and including termination of employment, disgorgement of profits and/or other actions deemed appropriate by the Company.

•Criminal sanctions and civil penalties sought by the SEC and private actions for damages can be substantial.

•Violation of state or federal securities laws for personal profit or advantage and accounting for profit pursuant to Section 16(b) of the Act are excluded as insurable events under Pegasystems’ Director and Officers Liability Insurance. Additionally, Pegasystems will not assume responsibility for the defense, or attorney’s fees incurred in the defense, of a Section 16(b) violation or other willful violation of the securities laws, upon adjudication by a court of law.

If you have questions relative to this Policy and your obligations under this Policy, contact the General Counsel and Chief Compliance Officer.

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Additional Provisions Applicable to Pegasystems’ Directors and Officers

1. Pursuant to Section 16(a) of the Act, Directors and Officers must report on SEC Forms 3, 4, or 5 all transactions in the Company’s securities including purchases or sales of stock, gifts and stock option/RSU transactions.

2. Directors” are defined as those individuals serving on the Board of Directors of Pegasystems Inc.

3. For purposes of Section 16, “Officers” are defined as the president, the principal financial officer, the principal accounting officer, any vice president in charge of a principal business unit, division or function and any other person who performs a significant policy making function for the Company. The Company will identify from time to time those persons it considers to be “Officers.”

4. All Directors and Officers are liable to the Company for any profits realized in any short-swing transaction involving the Company’s stock. A short-swing transaction is defined as any sale and purchase or any purchase and sale of Pegasystems’ stock within any six-month period.

5. Purchases under the Employee Stock Purchase Plan and exercises of employee stock options under the Company’s Amended and Restated 2004 Stock Incentive Plan are not deemed a "purchase" for purposes of Section 16(b). Sales of stock acquired pursuant to these plans, however, must be reported on Form 4 and any sale of such stock will be deemed a "sale" for purposes of Section 16(b).

6. Pre-clearance Procedures. Directors and Officers may not engage in any transaction in the Company’s securities without first obtaining written pre-clearance of the transaction from the Chief Compliance Officer or a person designated by the Chief Compliance Officer. The Chief Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities, and should not inform any other person of the restriction. When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any Material Nonpublic Information about the Company, and should describe fully those circumstances to the Chief Compliance Officer.

DEFINITION

“Material Nonpublic Information” means information that is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. Information that has not been disclosed to the public is generally considered to be nonpublic information.

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RESPONSIBILITIES

General Counsel and Chief Compliance Officer:
•Determines whether matters should be handled internally by Legal Team members or by outside counsel
•Approves all Legal Policies
•Enforces Legal Policies
•Provide Staff training regarding this and other policies concerning Company securities.
•Review and respond to pre-clearance requests.
•Review and approve trading plans.

Legal Team Members:
•Interpret Legal Policies
•Assist in enforcing Legal Policies

DOCUMENT APPROVAL

The Owner of this document is responsible for ensuring that it is reviewed annually. The current version of this policy was approved by the Compliance & Risk Governing Committee on the approval date recorded above and is issued on a version-controlled basis under their authority.
VERSION HISTORY

*List the latest changes at the top of the below table

Version	Date	Author (Pega ID)	Reason for change
4.3	December 10, 2024	bonit	Minor updates.
4.2	April 11, 2024	folec	Updated to include previously approved changes; minor updates.
4.1	November 7, 2023	Schij3	No changes; review only.
4.0	February 7, 2023	bursj	Updated to reflect Amended SEC rules regarding Rule 10b5-1.
3.1	November 28, 2022	Schij3	No changes, review only
3.1	November 30, 2021	Lancd	No changes, review only.
3.1	November 20,2020	Ralea	No changes
3.1	March 5, 2020	Schij3	Update Copyright date, no other changes.
3.1	February 20, 2019	mesrj	Revised footer in alignment with Data Classification Policy; review only.
3.1	May 8, 2018	rosip	Minor updates
3.0	May 26, 2017	kaplb	No changes, review only.
3.0	Aug. 1, 2016	kaplb	No changes, review only.
3.0	May 24, 2015	kaplb	Updated policy.
2.0	August 3, 2009
1.0	September 19, 2002

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